UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Infocrossing, Inc.
(Name of Subject Company)

Infocrossing, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45664X 10 9
(CUSIP Number of Class of Securities)

Nicholas J. Letizia
Senior Vice President, General Counsel & Secretary
2 Christie Heights Street
Leonia, New Jersey 07605
(201) 840-4700
(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:

Barbara L. Becker, Esq
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 to the Schedule 14D-9 (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2007, amends and supplements the Schedule 14D-9 filed with the SEC on August 17, 2007, as amended by Amendment No. 1 filed on August 28, 2007 (as previously filed with the SEC and as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Infocrossing, Inc., a Delaware corporation (the “Company” or “Infocrossing”). The Schedule 14D-9 relates to a tender offer by Roxy Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Wipro Limited, a corporation organized under the laws of India (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated August 17, 2007 (as amended or supplemented from time to time), to purchase all of the outstanding shares of the common stock, par value $0.01 per share, of the Company, at a purchase price of $18.70 per share, net to the holder in cash (subject to applicable withholding tax), without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 17, 2007 (as amended or supplemented from time to time) and in the related letter of transmittal (as amended or supplemented from time to time).

     The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 9. Exhibits.

     Item 9 of the Schedule 14D-9 entitled “Exhibits” is hereby supplemented by adding the following exhibit:

Exhibit
Number	Description

(a)(16)	Press Release, dated August 30, 2007, incorporated by reference to a Current Report on From 8-K filed August 30, 2007.

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SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INFOCROSSING, INC

By:	/s/ Nicholas J. Letizia Name: Nicholas J. Letizia Title: Senior Vice President, General Counsel and Secretary

Dated: August 30, 2007

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